FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of _____ May _____ , 20<u>03</u>

Commission File Number ___ 0-29382 _____

_____ Minefinders Corporation Ltd. _____
(Translation of registrant's name into English)

_____ Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada _____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2003 compared with the quarter ended March 31, 2002. For balance sheet items, comparisons are to the accounts as at December 31, 2002.

Introduction

Except for historical information contained in this discussion and analysis, disclosure statements are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd. (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Business in the accounts contained on pages 18 and 19 of the Annual Report for 2002), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP). Differences between GAAP and US GAAP and a reconciliation of loss for the period and shareholders equity applicable to the Company are described in Note 10 to the Consolidated Financial Statements. The Company's accounting policies and estimates used in the preparation of these financial statements are consistent with those used in the preparation of the annual financial statements and are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Business Conditions

The Company is primarily engaged in the finding, exploration and development of mineral properties, primarily precious metals. Its main asset is the Dolores deposit, in Chihuahua, Mexico. A bankable feasibility study is currently in progress, the results of which will be the principal consideration in advancing the Company from exploration stage to production.

The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund corporate expenses and exploration programs on its properties in Mexico and the United States. The general market for this activity, which includes related investor interest and opportunities to obtain funding, continued to be positive in the first quarter of 2003. The price for gold appreciated to $365 an ounce in May, 2003. Although the trend is currently positive, it is not possible to forecast ongoing gold price trends or volatility which may have an impact on the preparation of a feasibility study on the Dolores deposit or on future results from operations.

Operating Activities

The Company recorded an overall net loss for the quarter ended March 31, 2003 of $1.1 million ($0.04 per share) compared with $0.3 million ($0.02 per share) in the first quarter of 2002. Overall losses were affected by higher administration costs and currency adjustments, partly offset by higher interest income earned on cash balances.

Administration costs increased from $268,920 in the first quarter of 2002 to $966,036 in 2003 due to several factors, including increased corporate relations expenditures to satisfy demands resulting from increased investor interest, including additional corporate information mailings and attendance at conferences; higher accounting and legal costs to assess and comply with increased American regulatory requirements; and initial listing fees at the American Stock Exchange, where the Company obtained a listing on January 21, 2003. By their nature, certain of these costs are not expected to be recurring in subsequent periods.

Interest income increased to $101,193 in 2003 (2002 - $1,084) due to a higher treasury balance throughout the first quarter of 2003 compared with 2002. The Company's financial instruments may include United States dollars and Mexican pesos, and certain expenditures are denominated in those currencies before being converted to Canadian dollars for reporting purposes. As a result of the exchange rates for these currencies weakening approximately 7% against the Canadian dollar during the first quarter of 2003, a foreign exchange loss of $175,394 was recorded, compared with a loss of $12,192 recorded in 2002. The Company does not engage in currency hedging activities at this time.

There were no significant property write-downs in the period, or in the comparable period in 2002. The Company recently announced an active exploration program for its Northern Sonora properties and anticipates doing work on its Nevada properties as well in 2003. The Company will assess this work in future periods, and in conjunction, evaluate the appropriateness of the carrying value of these exploration assets.

As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary effect of the US GAAP reconciliation is to increase the net loss and deficit for the quarter ended March 31, 2003 and 2002 by the amounts of the exploration expenses capitalized less write-offs under GAAP in each of those periods. For the purposes of US GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred (see Note 10).

Capital Resources and Liquidity

The Company's financial condition improved significantly in the first quarter of 2003. As at March 31, 2003 the Company had working capital of $24.3 million, compared with a balance at December 31, 2002 of $9.1 million an increase of $15.2 million. The increase in cash and short-term investments resulted primarily from a brokered placement of 2,587,500 shares, which raised $16.9 million, net of issue costs of $1.2 million. There was no placement of common shares in the first quarter of 2002. In addition, the Company received $315,150 (2002 - $250,000) upon the exercise of 109,500 stock options, and $152,173 (2002 - $770,888) upon the exercise of 108,695 share purchase warrants. Approximately $940,000 of in-the-money optons and warrants are expected to be exercised in the balance of the year. Receivables and payables were relatively unchanged from December 2002 reflecting a constant level of exploration activity.

In the first quarter of 2003, the Company substantially increased expenditures on its mineral properties, particularly Dolores, in an effort to more fully delineate the extent of mineralization and to progress work on the feasibility study. Work on the feasibility study in the quarter included compiling additional data base for the resource estimate, conducting metallurgical studies, and engaging the lead engineering firm.. Expenditures in the first quarter of 2002 were substantially less, as the Company had limited funds for exploration. Total expenditures incurred were $1.2 million (2002 - $0.68 million) substantially all of which was directed to Dolores, compared with 2002 when $0.4 million in costs relating to the El Malacate joint venture were reimbursed by Placer Dome.

Outlook

The Company is adequately funded to carry out its planned exploration and development programs for 2003.

The Company is currently preparing a bankable feasibility study to assess the Dolores deposit. This process is expected to lead to a financing and mine development decision to bring the Dolores deposit into production. The Company continues to drill targets adjacent to the main zone of the Dolores deposit.

The Company recently announced a new drilling program for its Northern Sonora properties to test five separate projects located within the concessions. The program will involve resource expansion at the La Bolsa project, follow up and first time drill testing of five zones at the El Malacate project and first time drill testing of the La Dura, Alcaparroso and Agua Caliente projects.A total of $1.7 million has been budgeted for the completion of 100 to 125 drill holes. In addition, the Company will conduct work programs in Nevada which will involve initial and follow-up drilling on its Clear, Gutsy and Dottie properties.

Future financial prospects of the Company may be affected to some extent by the recent appreciation of the Canadian dollar against both the United States dollar and the Mexican peso. Should the Canadian dollar remain at this level or appreciate further, this is expected to have a positive near-term effect on development and operating costs, to the extent that such costs are incurred in lower-value U.S. dollars and pesos.

Risks and Uncertainties

The Company is a mineral exploration and development company and as such is exposed to a number of risks and uncertainties that are common to other companies in the same business. The Company's financial success is subject to, among other things, fluctuations in metal prices and foreign exchange rates, which may affect current or future operating results, and may affect the economic value of its mineral resources. Its ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not prepared a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. For a thorough analysis of the risks and uncertainties of the Company we refer you to the Annual Information Form, available through the Company's website or by contacting the Company.

/s/ "*Mark Bailey*"

Mark Bailey
President and Chief Executive Officer

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Balance Sheets
Expressed in Canadian Dollars

	March 31, 2003	December 31, 2002
Assets	(Unaudited)	(Audited)
Current		
Cash	$ 2,194,612	$ 2,231,785
Short-term investments (Note 4)	22,096,535	7,140,489
Receivables	623,530	535,752
Prepaid expenses	148,294	128,749
	25,062,971	10,036,775
Mineral properties and deferred exploration costs (Note 5)	36,916,364	35,731,966
Capital assets (Note 6)	158,353	130,876
	$ 62,137,688	$ 45,899,617
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 811,804	$ 896,188
Shareholders' equity		
Capital stock (Note 7)	74,190,142	56,792,773
Contributed surplus	2,258,100	2,258,100
Deficit	(15,122,358)	(14,047,444)
	61,325,884	45,003,429
	$ 62,137,688	$ 45,899,617

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors:

/s/ "*James M. Dawson*"
James M. Dawson
Director

/s/ "*Paul C. MacNeill*"
Paul C. MacNeill
Director

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
Expressed in Canadian Dollars
For the Three Months Ended March 31
(Unaudited)

	2003	2002
Administrative Costs		
Accounting and auditing	$ 51,297	$ 21,775
Amortization	2,791	784
Consulting fees and other compensation	66,688	42,086
Corporate relations	389,567	56,347
Legal	169,423	58,176
Office services and expenses	98,296	42,843
Shareholder reports and filing fees	133,811	10,680
Transfer agent fees	10,057	8,629
Travel	44,106	27,600
	966,036	268,920
Write-off of mineral properties and deferred exploration costs	34,677	51,071
Loss from operations	(1,000,713)	(319,991)
Other Items:		
Foreign exchange loss	(175,394)	(12,192)
Interest income	101,193	1,084
Net Loss for the period	(1,074,914)	(331,099)
Deficit, beginning of period	(14,047,444)	(11,293,502)
Deficit, end of period	$ (15,122,358)	$ (11,624,601)
Loss per share – basic and diluted	$ (0.04)	$ (0.02)
Weighted Average Shares Outstanding	30,053,747	20,827,268

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
For the Three Months Ended March 31
(Unaudited)

	2003	2002
Cash flows from operating activities		
Net loss for the period	$ (1,074,914)	$ (331,099)
Items not involving cash		
Amortization	2,791	784
Write off of mineral properties and deferred exploration costs	34,677	51,071
Net change in non-cash working capital balances		
Receivables	(87,778)	(21,482)
Prepaid expenses	(19,545)	(48,402)
Accounts payable and accrued liabilities	(84,384)	145,080
	(1,229,153)	(204,048)
Cash flows from investing activities		
Mineral properties and exploration costs	(1,211,414)	(291,399)
Purchase of capital assets	(37,929)	(8,935)
Purchase of short term investments	(14,956,046)	-
	(16,205,389)	(300,334)
Cash flows from financing activities		
Net proceeds on issuance of common shares	17,397,369	1,020,888
(Decrease) increase in cash for the period	(37,173)	516,506
Cash, beginning of period	2,231,785	475,136
Cash, end of period	$ 2,194,612	$ 991,642

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
and Deferred Exploration Costs
Expressed in Canadian Dollars
For the Three Months Ended March 31
(Unaudited)

	2003	2002
Mineral Properties	$ 37,352	$ 66,478
Exploration Costs		
Assaying	139,810	57,252
Amortization	7,661	4,102
Communication and delivery	19,714	14,294
Drilling and trenching	484,396	28,963
Geophysical surveying and mapping	15,511	13,808
Legal: mineral properties	-	8,567
Licences and recording fees	83,819	166,197
Metallurgical	18,274	-
Road building	-	39,090
Supplies	46,178	18,383
Technical and professional services	324,214	225,971
Travel	42,146	24,710
	1,181,723	601,337
Gross mineral properties and deferred exploration costs	1,219,075	667,815
Less: costs paid by joint venturer	-	(372,314)
Mineral properties and deferred exploration costs during the period	1,219,075	295,501
Balance, beginning of period	35,731,966	30,110,724
Less: Write-off of mineral properties and deferred exploration costs	(34,677)	(51,071)
Balance, end of period	$ 36,916,364	$ 30,355,154

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
March 31, 2003
(Unaudited)

1. Basis of Presentation

The consolidated financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit.

These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002.   The Company follows the same accounting policies in the preparation of interim reports.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.   Results of operations and cash flows are not indicative of annual results.

2. Nature of Business

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs are dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development.   During the three months ended March 31, 2003, the Company received net proceeds of $17.4 million from the issuance of common shares to finance planned exploration work in 2003.

3. Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three months ended March 31, 2003 and 2002.

Minefinders Corporation Ltd.
Expressed in Canadian Dollars

4. Short-term Investments

The balance consists of the principal and accrued interest on redeemable term deposits maturing on April 2, 2003 (funds were subsequently reinvested with a March 31, 2004 maturity, at prime less 2.1%) and February 6, 2004. Interest income is earned at prime less 1.65% and 2.1%, respectively.

5. Mineral Properties and Deferred Exploration Costs

	Mineral Properties	Deferred Exploration Costs	March 31, 2003	December 31, 2002
Mexico				
Dolores Property	$ 10,664,327	$ 19,246,161	$ 29,910,488	$ 28,777,029
Northern Sonora	270,790	2,831,880	3,102,670	3,096,109
La Reserva/El Correo	77,961	1,914,011	1,991,972	1,954,868
Other	76,967	719,372	796,339	790,862
	11,090,045	24,711,424	35,801,469	34,618,868
United States				
Nevada Properties	288,682	826,213	1,114,895	1,113,098
	$ 11,378,727	$ 25,537,637	$ 36,916,364	$ 35,731,966

6. Capital Assets

			Net Book Value	
	Cost	Accumulated Amortization	March 31, 2003	December 31, 2002
Exploration equipment	$ 43,474	$ 29,569	$ 13,905	$ 14,637
Office furniture and equipment	157,531	81,107	76,424	42,699
Vehicles	279,528	211,504	68,024	73,540
	$ 480,533	$ 322,180	$158,353	$130,876

Expressed in Canadian Dollars

6. Capital Assets (continued)

Capital assets of the Company are segmented by geographical area as follows:

	March 31, 2003	December 31, 2002
Mexico	$ 40,999	$ 43,983
United States	54,817	54,546
Canada	62,537	32,347
	$ 158,353	$ 130,876

7. Capital Stock

Authorized: Unlimited common shares, no par value
Issued: Common shares

	Issued	Amount
Balance, January 1, 2003	28,411,737	$ 56,792,773
Issued:		
For cash – private placement (net of issue costs of $ 1,182,454)	2,587,500	16,930,046
Exercise of warrants	108,695	152,173
Exercise of stock options	109,500	315,150
Balance, March 31, 2003	31,217,432	$ 74,190,142

At March 31, 2003, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
180,000	$ 1.40	July 16, 2003
277,500	$ 1.25	December 22, 2003
285,000	$ 1.10	June 19, 2005
40,000	$ 1.05	December 7, 2005
270,000	$ 1.50	November 7, 2006
697,500	$ 3.30	April 17, 2007
1,010,000	$ 6.45	December 23, 2007
2,760,000		

Expressed in Canadian Dollars

7. Capital Stock – Continued

During the period, 10,000 options were cancelled due to termination of agreement.

Subsequent to March 31, 2003, 75,000 options were exercised at a weighted average price of $2.79 for gross proceeds of $209,500.

At March 31, 2003, the following warrants were outstanding:

Number	Exercise Price	Expiry Date
25,200	$ 1.40	August 30, 2003
219,209	$ 1.40	December 22, 2003
244,409		

8. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a) The Company was charged for administrative and geological services by a director and an officer for $ 96,471 for the three months ended March 31, 2003 ($ 82,535 for the same period in 2002).

b) The Company was charged for legal and consulting services by a law firm in which one of the directors is a partner. The cost of these services was $ 80,243 for the three months ended March 31, 2003. ($ 34,060 for the same period in 2002).

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

9. Stock-Based Compensation

The Company accounts for all stock-based compensation issued to non-employees. There were no stock options granted during the period ended March 31, 2003.

Expressed in Canadian Dollars

10. United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

Mineral Exploration Expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as either it is established that mineral resources are not economically recoverable or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

The impact of the above on the consolidated financial statements is as follows:

For the Three Months Ended March 31	2003	2002
Net loss per Canadian GAAP	$ (1,074,914)	$ (331,099)
Adjustments related to:		
Mineral exploration expenses	(1,184,398)	(244,430)
Net loss per US GAAP	$ (2,259,312)	(575,529)
Loss per share per US GAAP		
Basic and diluted	$ (0.08)	$ (0.03)

	March 31, 2003	December 31, 2002
Shareholders' equity per Canadian GAAP	$ 61,325,884	$ 45,003,429
Adjustments related to:		
Mineral exploration expenses	(36,916,364)	(35,731,966)
Shareholders' equity per US GAAP	$ 24,409,520	$ 9,271,463

May 30, 2003

To the following Securities Commissions:

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
and
Toronto Stock Exchange

Dear Sir:

Re: Minefinders Corporation Ltd

We confirm that the 1st Quarter 2003 Interim Report to Shareholders was sent by prepaid mail to all Supplemental Card Shareholders in accordance with Canadian Securities Administrators' National Instrument 54-101 regarding communication with beneficial owners of securities of the reporting issuer, this day, May 30, 2003.

Very truly yours
MINEFINDERS CORPORATION LTD

"Jon Morda"

Jon Morda
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

| | Minefinders Corporation Ltd. |
| | (Registrant) |

Date May 30, 2003	By:	*/S/"Paul C. MacNeill"*
		(Print) Name: Paul C. MacNeill
		Title: Director